UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nur Macroprinters Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M75165106
(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership
c/o Adam M. Klein
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9839

(Name, address and telephone number of person
authorized to receive notices and communications)

May 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON PN
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON CO, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON IN, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,150,458*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%*
14	TYPE OF REPORTING PERSON IN, HC
______________________
* Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Kanir Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Nechama Reporting Persons. The Kanir Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Nechama Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS S. Nechama Investments (2008) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,728,723*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%*
14	TYPE OF REPORTING PERSON CO
______________________
*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Shlomo Nechama
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,264,192
	8	SHARED VOTING POWER 68,879,181*
	9	SOLE DISPOSITIVE POWER 6,264,192
	10	SHARED DISPOSITIVE POWER 36,432,972*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,992,915*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.8%*
14	TYPE OF REPORTING PERSON IN, HC

______________________
*Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the 2008 Shareholders Agreement, the Nechama Reporting Persons may be deemed to be members of a “group” (as such term is defined under the Exchange Act) with the Kanir Reporting Persons. The Nechama Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Kanir Reporting Persons.

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Bonstar Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 846,906
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 846,906
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Joseph Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 846,906
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 846,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D/A
CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Ishay Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 846,906
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 846,906
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,906
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Kanir LP and Kanir Ltd. on November 14, 2005 (the “Original Schedule 13D”), as amended on February 21, 2008, on March 11, 2008 and on March 31, 2008 (“Amendment No. 3”). This Amendment is being filed, among other reasons, to add three new Reporting Persons, Bonstar Investments Ltd. (“Bonstar”), Mr. Joseph Mor and Mr. Ishay Mor (together, the “Bonstar Reporting Persons”).

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following:

Bonstar is an Israeli holding company owned 50% each by Mr. Joseph Mor and Mr. Ishay Mor. Mr. Joseph Mor serves as the sole director of Bonstar, which has no officers. Both of Messrs. Mor are Israeli citizens who work as independent lawyers and businessmen. The address of all of the Bonstar Reporting Persons is 30 Kalisher Street, Tel Aviv, Israel. None of them during the last five years has been convicted in a criminal proceeding nor has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following:

The purchases of warrants to purchase Ordinary Shares described in this Amendment were financed as follows: Mr. Nechama financed the purchase by him with personal funds in the amount of approximately $1.8 million, and Bonstar financed the purchase by it out of its working capital in the amount of approximately $370,000.

Item 4.	Purposes of Transaction

Item 4 is hereby amended by adding the following:

The purchases of warrants to purchase Ordinary Shares described in this Amendment were made for investment purposes.

Item 5.	Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 72,720,505 Ordinary Shares outstanding as of March 10, 2008, based on information provided by the Issuer.

Kanir LP currently holds 22,660,876 Ordinary Shares and warrants to purchase 13,489,582 Ordinary Shares, which together constitute approximately 41.9% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by Kanir LP). Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich are the sole general partners and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

Nechama Investments currently holds 22,661,551 Ordinary Shares and warrants to purchase 10,067,172 Ordinary Shares, which together constitute approximately 39.5% of the outstanding Ordinary Shares, and Mr. Nechama currently holds warrants to purchase 6,264,192 Ordinary Shares, which constitute approximately 7.9% of the outstanding Ordinary Shares (assuming the exercise of all such warrants). Mr. Nechama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any Ordinary Shares beneficially owned by Nechama Investments, which constitute (together with his warrants) 43.8% of the outstanding Ordinary Shares in the aggregate (assuming the exercise of all warrants held by the Nechama Reporting Persons).

By virtue of the 2008 Shareholders Agreement, the Kanir Reporting Persons and the Nechama Reporting Persons may be deemed to be members of a group that holds shared voting power with respect to 45,322,427 Ordinary Shares and warrants to purchase 23,556,754 Ordinary Shares, which together constitute approximately 71.5% of the outstanding Ordinary Shares (assuming the exercise of all such warrants), and holds shared dispositive power with respect to 36,432,972 Ordinary Shares (the so-called “Restricted Shares” under the 2008 Shareholders Agreement), which constitute 50.1% of the outstanding Ordinary Shares. Accordingly, Mr. Nechama may be deemed to beneficially own approximately 73.3% of the Outstanding Shares. Each of the Kanir Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Nechama Reporting Persons, and each of the Nechama Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by any of the Kanir Reporting Persons.

Bonstar currently holds warrants to purchase 846,906 Ordinary Shares, which constitute approximately 1.2% of the outstanding Ordinary Shares (assuming the exercise of such warrants). By virtue of their control over Bonstar, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Bonstar. Bonstar is also a limited partner of Kanir LP and assisted Kanir LP in the financing of the purchase of some of its Ordinary Shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir LP, although there are no agreements between them with respect to the Ordinary Shares beneficially owned by each of them. The Bonstar Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by any of other Reporting Persons, and such Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Bonstar Reporting Persons.

(c) Except as described in this Amendment or in prior amendments to the Original Schedule 13D, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6.	Interest in the Securities of the Issuer Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On May 1, 2008, pursuant to a securities purchase agreement signed the same day with Fortissimo Capital Fund (Israel) LP, Mr. Nechama purchased warrants to purchase 4,236,766 Ordinary Shares and Bonstar purchased warrants to purchase 846,906 Ordinary Shares, at a purchase price of $0.435 per warrant. Such warrants were purchased the same day by Fortissimo from certain banks pursuant to co-sale rights triggered by the sale by Fortissimo and affiliates thereof of Ordinary Shares and warrants to certain of the Reporting Persons pursuant to the securities purchase agreement dated as of March 27, 2008. This transaction replaced the transaction contemplated by the co-sale undertaking letter dated March 27, 2008, which was described in Amendment No. 3.

Item. 7	Material to be Filed as Exhibits

19.	Securities Purchase Agreement, dated as of May 1, 2008, among Fortissimo Capital Fund (Israel) LP, Shlomo Nechama and Bonstar Investments Ltd.

20.	Joint Filing Agreement among the Reporting Persons, dated May 6, 2008

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2008

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

KANIR INVESTMENTS LTD.

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich

S. NECHAMA INVESTMENTS (2008) LTD.

By: /s/ Shlomo Nechama
Name: Shlomo Nechama
Title: Director

/s/ Shlomo Nechama
Shlomo Nechama

BONSTAR INVESTMENTS LTD.

By: /s/ Joseph Mor
Name: Joseph Mor
Title: Director

/s/ Joseph Mor
Joseph Mor

/s/ Ishay Mor
Ishay Mor